SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 24 2015
REGISTRATIONS BRANCH
17

SECURITIE 15027224 N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 45650

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/2013 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sword Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

90 Nassau St Fl 5
(No. and Street)

Princeton	NJ	08542
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kathleen Camisa — 609-924-6669
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name -- *if individual, state last, first, middle name*)

5 Vaughn Dr Ste 201	Princeton	NJ	08540
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Daniel Rowe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sword Securities LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

LINSAY HILLER
Commission # 50005482
Notary Public, State of New Jersey
My Commission Expires
October 30, 2019

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Operations.
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report Regarding Rule 15c3-3 exemption
- [ ] (p) Rule 15c3-3 Exemption Report

WithumSmith+Brown
A Professional Corporation
Certified Public Accountants and Consultants

5 Vaughn Drive
Princeton, NJ 08540
609.520.1188 fax 609.520.9882

www.withum.com

Additional Offices in New Jersey,
New York, Pennsylvania, Maryland,
Florida, and Colorado

Report of Independent Registered Public Accounting Firm

To the Member and Management,
Sword Securities LLC

We have audited the accompanying statement of financial condition of Sword Securities LLC, as of December 31, 2014. This financial statement is the responsibility of Sword Securities LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Sword Securities LLC as of December 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

WithumSmith+Brown, PC

February 26, 2015

Sword Securities LLC
Statement of Financial Condition
December 31, 2014

Assets	
Cash	$ 387,068
Fees receivable	56,149
Certificate of deposit	6,038
Deposits	2,618
	$ 451,873
Liabilities and Member's Equity	
Liabilities	
Accounts payable	$ 17,429
Accrued expenses - related party	90,714
Total liabilities	108,143
Member's equity	343,730
	$ 451,873

The Notes to Statement of Financial Condition are an integral part of this statement.

1. Organization and Summary of Significant Accounting Policies

Nature of Business Operations
Sword Securities Corporation was incorporated in September 1992 under the laws of the State of Delaware and was registered as a broker-dealer on May 21, 1993 pursuant to Section 15(b) of the Securities Exchange Act of 1934, as amended. The Company was a wholly owned subsidiary of Wm Sword & Co. Incorporated. On July 1, 2014 Sword Securities Corporation merged into Sword Securities LLC, which is a wholly owned subsidiary of Sword Rowe & Company LLC.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
Fee income from management fees and placement fees is recognized when earned by registered representatives, and is based on the terms of agreements with clients.

Income Taxes
The Company is a single member limited liability company. Therefore, the income or loss is passed through to the member and no provision for federal and state income taxes has been included in the financial statements for the Company. Since the Company is a single member limited liability company, it is considered a disregarded entity for tax purposes. Therefore it is not required to file income tax returns in the U.S. Federal jurisdiction or states.

Prior to July 1, 2014, the company was a subsidiary corporation and filed tax returns in the state of New Jersey and was consolidated with its Parent for U.S. Federal income tax purposes. The Company has no open years prior to 2011. The Company has no tax examinations in progress and none are expected at this time. The Company had no unrecognized tax benefits as of December 31, 2014.

The Company classifies interest accrued on unrecognized tax benefits with interest expense. Penalties accrued on unrecognized tax benefits are classified with operating expenses. During 2014, the Company recognized $0 in interest and penalties. The amount accrued for interest and penalties as of December 31, 2014 was $0.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital amount and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15.0 to 1.0. At December 31, 2014 the Company had net capital of $284,721 which was $277,511 in excess of its required minimum net capital of $7,210. Also, at December 31, 2014, the Company's ratio of aggregate indebtedness to net capital was .38 to 1.0.

3. Special Account for the Exclusive Benefit of Customers

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" since it meets the requirements of Rule 15c3-3(k)(2)(i). The Company has not received, held, or owed any customer funds or carried customer accounts or traded securities for the fifteen months ended December 31, 2014.

4. Fair Value Accounting

Pursuant to the requirements of FASB ASC 820, *Fair Value Measurements*, the Company has provided fair value disclosure information for relevant assets and liabilities in these financial statements. ASC 820, which defines fair value, establishes a framework for measuring fair value in U.S. generally accepted accounting principles, and expands disclosures about fair value measurements. Fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the Company transacts. ASC 820 clarifies that fair value should be based on assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. ASC 820 requires fair value measurements to be separately disclosed by level within the fair value hierarchy. While not expanding the use of fair value, ASC 820 may change the measurement of fair value. Any change in the measurement of fair value would be considered a change in estimate and included in the results of operations in the period of adoption.

The following table presents information about the Company's financial assets that are measured at fair value on a recurring basis as of December 31, 2014, and indicates the fair value hierarchy of the valuation techniques utilized to determine such fair value. The hierarchy is broken down into three levels. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs include data points that are observable such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs (other than quoted prices) such as interest rates and yield curves that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable data points for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.

The fair value of the Company's financial assets are summarized as follows as of December 31, 2014:

	Level 1	Level 2	Level 3	Total
Certificate of deposit	$ 6,038	$ --	$ --	$ 6,038
	$ 6,038	$ --	$ --	$ 6,038

5. Related Party Transactions

At December 31, 2014, the Company has accrued expenses due to its current Parent, Sword Rowe & Company, in the amount of $90,714 for commissions.

6. Concentration of Credit Risk

The Company maintains cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on its cash balances.

7. Subsequent Events

The Company has evaluated subsequent events occurring after the balance sheet date through the date the financial statements were available to be issued. Based on this evaluation, the Company has determined that no subsequent events require disclosure in the financial statements:

PUBLIC REPORT

SWORD SECURITIES LLC
Statement of Financial Condition

December 31, 2014

With Independent Registered Public Accounting Firm Report